EXHIBIT 99.106
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[GRAPHIC OMITTED]
[COMPUTERSHARE LETTERHEAD]

August 13, 2004

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobiliEres du Quebec
Saskatchewan Securities Commission
Toronto Stock Exchange


Dear Sirs:


Subject:          ADVANTAGE ENERGY INCOME FUND

We confirm that the following material was sent by pre-paid mail on August 13, 2004 to the registered holders of the units of the subject Income Fund.

1.       Second Quarter Interim Report for the period ending June 30, 2004

We also confirm that copies of above mentioned material were mailed on August 13, 2004 to all non-registered unit holders of the subject Income Fund whose names appear on the Trust's Supplemental Mailing List as defined in the National Instrument 54-101 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as Trustee for the subject Income Fund.

Yours truly,


COMPUTERSHARE TRUST COMPANY OF CANADA


(signed) "JODIE HANSEN"
Assistant Corporate Trust Officer
Direct Dial No. (403)267-6889